HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
--

Will Hart
                                 March 30, 2010

Craig H. Arakawa
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4628

      Re:   Holloman Energy Corporation (File No. 000-52419)
            Form 10-K for the year ended December 31, 2008
            Form 10-Q for the three months ended June 30, 2009

      This office represents Holloman Energy Corporation ("the Company"). The Company's amended 10-K for the year ended December 31, 2008 and the Company's amended 10-Q for the three months ended June 30, 2009 have been filed with the Commission. The following are the Company's responses to the comments received from the staff by letter dated October 29, 2009.

      The item numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The references under the page number column are the pages in the Company's Forms 10-K/A and 10-Q/A where the Company's responses to the staff's comments can be found.

                                                                   10-K Page No.
                                                                   -------------

      1. The letter requested by this comment will be sent
under separate cover.                                                       N/A

      2. The statement concerning the effectiveness of the
Company's Disclosure Controls and Procedures has been amended.               12


      3. The cumulative loss has been adjusted to correspond
with the statement of cash flows.                                           F-3

      4. The acquisition of Endeavor Canada Corporation ("ECC") has been treated as a recapitalization in accordance with the Commission's Division of Corporation Finance - Financial Reporting Manual (Topic 12, paragraph 12100.1). That guidance indicates that the acquisition of a private operating company by a non-operating public shell corporation typically results in a capital transaction, rather than a business combination. That is, the transaction is a

                                                                   10-K Page No.
                                                                   -------------

reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded.

      Further, unlike APB Opinion No. 16, Business Combinations, FAS 141 does not include a presumption that the combining entity whose stockholder group receives the largest portion of the voting rights of the combined entity should be treated as the acquirer. Instead, the FASB concludes in Statement 141 that all pertinent facts and circumstances should be considered in identifying the acquiring entity in a combination effected through an exchange of equity interests.

      In paragraph 17 of Statement 141, the FASB lists several factors to be considered in identifying the acquiring entity, one of which is the relative voting rights in the combined entity after the combination. Other factors include: (a) the composition of the board of directors, (b) the composition of the combined entity's senior management, (c) the terms of the exchange of securities, and
(d) the relative size of the companies. The SEC staff has indicated that the determination of the acquirer should be based on a qualitative and quantitative analysis of all of these factors.

Almost since its inception the Company, originally incorporated under the name DuJour Products, Inc., had been a shell. From the period of the Company's inception (May 14, 2004) to December 31, 2006 the Company conducted only nominal operations, did not generate any revenue, and had total expenditures of approximately $49,000, which consisted of administrative, legal and accounting expenses. Prior to the August 2007 acquisition of Endeavor Canada, the Company was controlled by Adrien Crimini, then the Company's principal executive officer and the owner of approximately 69% of the Company's outstanding shares.

      On April 24, 2007 the Company entered into a letter of intent to acquire Endeavor Canada. On May 25, 2007 Adrien Crimini resigned as an officer and director of the Company. At the time of his resignation, which was approximately two months prior to the acquisition of Endeavor Canada, Mr. Crimini expressed an interest in selling his shares in the Company.

      In August 2007 the Company acquired Endeavor Canada for
9,000 shares of its Series A preferred stock and 9,000,000 shares of the Class A preferred stock of its wholly owned subsidiary, First Endeavor Holdings. Each Series A preferred share was entitled to 1,000 votes on any matter submitted to the Company's shareholders. The voting rights of the Series A preferred shares were determined arbitrarily by Cameron King, who was a principal shareholder in

                                                                   10-K Page No.
                                                                   -------------

Endeavor Canada and later became the Company's Chief Executive Officer and a director. Mr. King could have easily specified that each Series A preferred share would be entitled to 10,000 votes on any matter submitted to the Company's shareholders. However, given Mr. Crimini's interest in selling his shares in the Company, Mr. King was not concerned that he did not have over 50% of the voting power of the Company.

      Prior to the acquisition of Endeavor Canada, the Company's only material asset consisted of its interest in an unexplored oil and gas concession (the "VIC P60") in Australia. Following the acquisition of Endeavor Canada, the Company had interests in seven producing oil and gas wells and leases covering approximately 19,500 acres. Endeavor Canada accounted for 93% of the Company's liabilities and 100% of its revenues on a consolidated post-acquisition basis. All employees of the combined entity were previous employees of Endeavor Canada and the Company's offices were absorbed into those of Endeavor Canada.

      In May 2007, prior to the acquisition of Endeavor Canada, the Company had acquired a 62.5% interest in VIC P60. The remaining 37.5% interest in the VIC P60 was controlled by Holloman Petroleum Pty. Ltd., a subsidiary of Holloman Corporation. In November 2007, the Company acquired Holloman Petroleum Pty. ("HPPL"), and thereby acquired the remaining 37.5% interest in the VIC P60 Permit. At the same time, Mark Stevenson and Eric Prim, both officers of Holloman Corporation, became directors of the Company. The principals of Holloman Corporation were introduced to Mr. King in connection with the negotiation of a Joint Operating Agreement related to the VIC P60. Prior to the Company's acquisition of HPPL, neither Holloman Corporation nor its principals were shareholders in the Company.

      After the November 2007 acquisition of Holloman Petroleum Pty., Mr. King, for personal reasons, resigned as an officer and director of the Company. Following his resignation, the Company decided that the best course of action was to concentrate on its Australia holdings. Accordingly, in February 2008 the Company sold its interest in Endeavor Canada back to Mr. King.

      At the time the Company acquired Endeavor Canada, the acquisition of Holloman Petroleum Pty., the resignation of Mr. King, and the subsequent sale of Endeavor Canada were not contemplated. As a result of the acquisition of Endeavor Canada, the Company was required to audit the financial statements of Endeavor Canada. The Company would never have gone through the time and expense of auditing the financial statements of Endeavor Canada if it planned to subsequently dispose of Endeavor Canada.

                                                                   10-K Page No.
                                                                   -------------

Subsequent to the acquisition of Endeavor Canada, the former shareholders and management of Endeavor Canada controlled the combined entities. Accordingly, and based upon all the facts and circumstances, the acquisition of Endeavor Canada was properly accounted for as a recapitalization in a manner similar to that resulting from a reverse acquisition.

      Holloman  Corporation,  through its wholly owned  subsidiary
Holloman  Oil and  Gas,  owned a  majority  interest  in  Holloman
Petroleum  Pty prior to its  acquisition  by the Company.  As part of that  acquisition,  Holloman Oil and Gas was issued  17,237,500
shares  of  the  Company's   common  stock  in  exchange  for  its
interest in  Holloman  Petroleum  Pty. On March 7, 2008,  Holloman
Corporation  purchased  15,000,000  shares of the Company's common stock  directly from Adrien  Crimini.  Between  September 30, 2008 and June 2, 2009,  Holloman  Corporation  purchased an  additional
13,149,091  shares of common stock  directly  from the Company for cash or upon conversion of indebtedness. As a result of these transactions, Holloman Corporation, either directly or through
Holloman  Oil and Gas,  currently  owns  45,386,591  shares of the
Company's   common   stock.   Holloman   Corporation   became  the
Company's  largest  shareholder  on March 7, 2008 at which time it
began to exert control over the Company's operations.                       N/A

      5. The Statement of Stockholders' Equity has been revised in
response to this comment.                                                   F-4

      6. The Share Exchange Agreement between the Company and the shareholders of Endeavor Canada was modified after August 9, 2007 to avoid adverse tax consequences to the Canadian shareholders of Endeavor Canada. The Company's 10-Q report for the three months ended September 30, 2007 (and every 10-Q report filed since that time) and the Company's 10-K reports for the years ended
December 31, 2007 and 2008 correctly disclose the terms of the acquisition of Endeavor Canada.

      Since:

          (a)  the Company no longer owns Endeavor Canada; and

          (b) the Series A and Class A preferred shares issued in connection with the acquisition are no longer outstanding,

the  amended  agreement  relating to the  acquisition  of Endeavor
Canada  is no longer  material  and is not  required  to be filed.
However,  a copy of the amended  agreement has been sent to you as
supplemental information.                                                   N/A

      7. The Company's disclosure regarding the impairment of
unproved properties has been modified in response to this comment.          F-7

                                                                   10-K Page No.
                                                                   -------------

      8. The acquisition of Holloman Petroleum Pty Ltd
("HPPL") was an asset purchase. Accordingly, the Company followed the guidance provided by EITF 96-18 in its valuation and determined that:

          (a) the equity instruments issued were the most reliable measure of the value of the acquired assets, and

          (b)  August 24, 2007 was the date at which a
               performance commitment was reached.

      The  owners  of HPPL had  sufficiently  large  disincentives
for   non-performance.   The  exploration  and  production  rights
purchased in HPPL were  time-sensitive  and were subject to annual work  obligations.  Failure to complete the work obligations would result in the  forfeiture of  exploration  rights.  At the time of the HPPL purchase,  all work  obligations had reached pivotal time constraints.  The  owners of HPPL  were not  actively  engaged  in exploring or  developing  the assets held by HPPL.  HPPL  required
management   resources  and  a  capital   formation   strategy  to
maintain  its  holdings.  In  contrast,  the Company was  actively raising  capital  and had the  resources  needed to  complete  the work  obligations  and  negotiate  lease  extensions.  The work to address  asset  maintenance  requirements  was  begun  immediately following  execution  of the  purchase  agreement  in August 2007.
Time was of the essence in the transaction.                                 N/A


9. The direct parties to the VIC P60 Purchase and Sale Agreement were:

          (a)  DuJour Products Inc. (Purchaser 62.5%)

          (b)  Australian- Canadian Oil Royalties Limited (Seller 25%)

          (c)  Ely Sakhai (Seller 25%)

          (d)  Robert Kamon (Seller 12.5%)

      The persons and entities involved in arranging the transaction were:

          (a)  Randolf Hastings

          (b)  Australian Grazing & Pastoral Co. Pty. Ltd.

          (c)  Cisco Outback Holdings LLC

          (d)  Cisco Legacy Ventures LLC

          (e)  Bass Strait Partners LLC


      Neither Holloman Corporation nor, to the knowledge of the Company, any current officer or director of the Company were related to the parties arranging the purchase of the VIC P60 permit.

                                                                   10-K Page No.
                                                                   -------------

      The Company has executed a letter of intent with BOS APS Pte. Ltd. for the performance of a VIC P60 marine seismic study using the survey vessel BOS Angler. Frank Renton, Project Manager from Enquest Pty. Ltd., and Martin Lloyd-Diviny, Manager of Holloman Petroleum Pty. Ltd., are involved in arranging the Company's participation in this seismic study.

      The following paragraph has been added to the amended 10-K report:

            Registration of Australian  title  transfers  requires
      the  submission of original  "relevant  dealings" and "title
      transfer   applications"   in  the  form  prescribed   under
      Section   473  of   Australia's   Offshore   Petroleum   and
      Greenhouse   Gas   Storage   Act  2006.   The   process   is
      multi-tiered,  time consuming and involves  several  comment rounds.  In July 2009,  we received  verbal  approval of the form  and  substance  of  the  title  transfer  application.
      Final  registration  is awaiting  payment of fees. We expect to  complete  title  registration  in  conjunction  with the execution  of a final  agreement  with BOS APS Pte.  Ltd. in
      early 2010.                                                             2

      10. The net revenue interests ("NRI") associated with the
issuance of Series A and Series B warrants do not meet the
requirements for derivative accounting set forth in SFAS 133 and
EITF 00-19. The Company's NRI agreements lack both an "underlying"
and "notional amount" and are neither indexed to, nor potentially settled in, the Company's common stock. The reference to derivative
accounting has been deleted.                                               F-14

      11. Substantially all of the amount classified in error as deferred tax benefit related to a translation gain associated with the measurement of US dollars required to settle deferred Australian tax liabilities. Upon further examination, the Company reclassified the effect of Australian dollar fluctuations as foreign currency
exchange gain/losses in accordance with SFAS 52.                            N/A

      12. After discussing this comment with the staff, no response
to this comment is required.                                                N/A

      13. The date which is the subject of this comment has been
corrected.                                                                 F-16

      14. Comment complied with.                                           F-16

                                                                   10-Q Page No.
                                                                   -------------

      15. Comment complied with.                                              2

      16. Comment complied with.                                           2, 6

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.



                                    William T. Hart